UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Booz Allen Hamilton Holding Corporation

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

099502106

(CUSIP Number)

Jeffrey Ferguson
The Carlyle Group
1001 Pennsylvania Avenue, NW
Suite 220 South
Washington, D.C. 20004
(202) 729-5626

with copies to:
Douglas S. Manya
Booz Allen Hamilton Inc.
8283 Greensboro Drive
McLean, Virginia 22102
(703) 902-5000

Matthew E. Kaplan
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 099502106	13 D

1	NAME OF REPORTING PERSON Explorer Coinvest LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 104,053,710 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 95,660,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,053,710 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 81.28% (1)(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1) Includes 8,393,710 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

(2) All share percentage calculations in this Amendment to Schedule 13D are based on 128,024,763 outstanding shares of Class A common stock.

1	NAME OF REPORTING PERSON. Carlyle Partners V US, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 104,053,710 (1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 95,660,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,053,710 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 81.28% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Includes 8,393,710 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TC Group V US, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 104,053,710 (1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 95,660,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,053,710 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 81.28% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Includes 8,393,710 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TC Group V US, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 104,053,710 (1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 95,660,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,053,710 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 81.28% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1) Includes 8,393,710 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TC Group Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 104,053,710 (1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 95,660,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,053,710 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 81.28% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Includes 8,393,710 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. TCG Holdings II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 104,053,710 (1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 95,660,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,053,710 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 81.28% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Includes 8,393,710 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. DBD Investors V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 104,053,710 (1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 95,660,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,053,710 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 81.28% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1) Includes 8,393,710 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. DBD Investors V Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 104,053,710 (1) shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 95,660,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,053,710 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 81.28% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1) Includes 8,393,710 shares over which Explorer Coinvest LLC holds a voting proxy with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.”

1	NAME OF REPORTING PERSON. Ralph W. Shrader
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 178,072 (1) shares
	8	SHARED VOTING POWER 1,513,580 (1) shares
	9	SOLE DISPOSITIVE POWER 178,072 (1) shares
	10	SHARED DISPOSITIVE POWER 2,216,510 (1) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,394,582 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 1.86% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares pursuant to which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Amended and Restated Stockholders Agreement, dated as of November 8, 2010 (the “Stockholders Agreement”). The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Francis J. Henry, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 231,899 (1) shares
	8	SHARED VOTING POWER 107,510 (1) shares
	9	SOLE DISPOSITIVE POWER 231,899 (1) shares
	10	SHARED DISPOSITIVE POWER 107,510 (1) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,409 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.27% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Lloyd Howell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,124 (1) shares
	8	SHARED VOTING POWER 36,990 (1) shares
	9	SOLE DISPOSITIVE POWER 123,124 (1) shares
	10	SHARED DISPOSITIVE POWER 36,990 (1) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,114 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.13% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Joseph Logue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,071 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 153,071 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,071 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.12% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Joseph W. Mahaffee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,123 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 358,213 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 358,123 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.28% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. John D. Mayer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 331,527 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 331,527 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,527 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.26% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. John M. McConnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,162 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 201,162 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,162 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.16% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Robert S. Osborne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,940 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 75,940 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,940 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.06% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Patrick F. Peck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,733 (1) shares
	8	SHARED VOTING POWER 9,540 (1) shares
	9	SOLE DISPOSITIVE POWER 93,733 (1) shares
	10	SHARED DISPOSITIVE POWER 9,540 (1) shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,273 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.08% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Horacio D. Rozanski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,117 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 209,117 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,117 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.16% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Samuel R. Strickland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 521,040 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 521,040 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 521,040 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.41% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Ronald T. Kadish
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,800 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 53,800 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,800 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.04% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Gary D. Labovich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,870 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 107,870 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,870 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.08% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Richard J. Wilhelm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,228 (1) shares
	8	SHARED VOTING POWER 82,700 shares
	9	SOLE DISPOSITIVE POWER 107,228 (1) shares
	10	SHARED DISPOSITIVE POWER 82,700 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,928 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.15% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Karen M. Dahut
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 89,613 (1) shares
	8	SHARED VOTING POWER 6,970 shares
	9	SOLE DISPOSITIVE POWER 89,613 (1) shares
	10	SHARED DISPOSITIVE POWER 6,970 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,583 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.08% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

1	NAME OF REPORTING PERSON. Elizabeth M. Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,291 (1) shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 68,291 (1) shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,291 (1) shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.05% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares over which the reporting person has granted a voting proxy with respect to certain matters to Explorer Coinvest LLC. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Excludes shares of common stock beneficially owned by the other parties to the Stockholders Agreement. The reporting person disclaims beneficial ownership of such excluded shares. See “Item 6—Stockholders Agreement.”

Amendment No. 4 to Schedule 13D

This Amendment to Schedule 13D is being filed to report the addition of Karen M. Dahut and Elizabeth M. Thompson as reporting persons. The Schedule 13D originally filed on December 16, 2010, as amended by the Schedule 13D/A filed on April 4, 2011, the Schedule 13D/A filed on July 15, 2011 and the Schedule 13D/A filed on August 12, 2011 is hereby further amended and supplemented as set forth below in this Amendment No. 4.

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following to the end of the table listing the name, address, principal business/occupation and citizenship of the new reporting persons and adding the statements below the table with respect to the new reporting persons and by deleting the information with respect to CG Appleby.

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship

Karen M. Dahut	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Senior Vice President	United States of America

Elizabeth M. Thompson	c/o Booz Allen Hamilton Holding Corporation 8283 Greensboro Drive McLean, Virginia 22102	Senior Vice President & Chief Personnel Officer	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following to the end of this section:

Ms. Dahut acquired her shares of Class A common stock: (1) by exchanging shares of Booz Allen Hamilton Inc. and options to acquire shares of Booz Allen Hamilton Inc. for Booz Allen Hamilton Holding Corporation’s Class A common stock, Class C common stock and options to acquire Class A common stock in connection with the acquisition of Booz Allen Hamilton Inc. by Explorer Coinvest LLC (as described more fully in the original filing of this Schedule 13D); and/or (2) in connection with options received as compensation, using personal funds to pay the exercise price of shares acquired on exercise. Ms. Thompson, acquired her shares of Class A common stock in connection with options received as compensation, using personal funds to pay the exercise price of shares acquired on exercise. Mr. Henry acquired 49,621 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $496.26 using personal funds. Mr. Rozanski acquired 22,899 additional shares of Class A common stock upon the exercise of stock options previously granted to him under the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan for an aggregate exercise price of $229.04 using personal funds.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a)-(b) The responses of each of the persons filing this Amendment to Schedule 13D (each a “Reporting Person”) with respect to Rows 11, 12 and 13 of the cover pages of this Amendment to Schedule 13D that relate to the aggregate number and percentage of Class A common stock (including but not limited to footnotes to such information) are incorporated herein by reference. Such percentages were calculated based on 128,024,763 outstanding shares of Class A common stock.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment to Schedule 13D that relate to the number of shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Explorer Coinvest LLC, Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C. may be deemed to beneficially own 104,053,710 shares of Class A common stock, including 95,660,000 shares of Class A common stock owned directly by Explorer Coinvest LLC and 8,393,710 shares of Class A common stock over which Explorer Coinvest LLC holds an irrevocable proxy that entitles it to vote the shares with respect to certain matters. See “Item 6—Irrevocable Proxy and Tag-Along Agreements.” Carlyle Partners V US, L.P. is the managing member of Explorer Coinvest LLC. TC Group V US, L.P. is the sole general partner of Carlyle Partners V US, L.P. TC Group V US, L.L.C. is the sole general partner of TC Group V US, L.P. TC Group Investment Holdings, L.P. is the managing member of TC Group V US, L.L.C. TCG Holdings II, L.P. is the sole general partner of TC Group Investment Holdings, L.P. DBD Investors V, L.L.C. is the sole general partner of TCG Holdings II, L.P. DBD Investors V Holdings, L.L.C. is the managing member of DBD Investors V, L.L.C. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Explorer Coinvest LLC. Each of Carlyle Partners V US, L.P., TC Group V US, L.P., TC Group V US, L.L.C., TC Group Investment Holdings, L.P., TCG Holdings II, L.P., DBD Investors V, L.L.C. and DBD Investors V Holdings, L.L.C. disclaim beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein. DBD Investors V Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein, all of whom disclaim beneficial ownership of these shares.

Dr. Shrader may be deemed to beneficially own an aggregate of 2,394,582 shares of Class A common stock, including (i) 19,753 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 74,349 shares of Class A common stock held directly, (iii) 1,356,900 shares of Class A common stock held by the Ralph W. Shrader Revocable Trust, (iv) 156,680 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Ralph W. Shrader Revocable Trust that may be converted within 60 days, (v) 83,970 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days and (vi) 702,930 shares of Class A common stock issuable upon conversion of an equal number of Class B common stock held by the Shrader Trust FBO Bryan Shrader, Shrader Trust FBO Jeffrey Shrader and Shrader Trust FBO Mark Shrader (collectively, the “Shrader Trusts”). Dr. Shrader shares investment power and voting power over the 1,513,580 shares held by the Ralph W. Shrader Revocable Trust with his wife, Janice W. Shrader. Dr. Shrader may be deemed to share power to direct the disposition of the 702,930 shares held by the Shrader Trusts because he has the right to substitute assets with the trusts (and thereby may be deemed to have the right to acquire shares held by the trusts), subject to the trustees’ reasonable satisfaction that the substitute assets received by the trusts are of equal value to the trust property exchanged therefor. Dr. Shrader disclaims beneficial ownership of the shares held by the Shrader Trusts.

Mr. Henry may be deemed to beneficially own an aggregate of 339,409 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 49,621 shares of Class A common stock held directly, (iii) 107,510 shares of Class A common stock held by the Francis J. Henry, Jr. Trust, (iv) 39,290 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (v) 128,970 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Henry shares investment and voting power over the shares held by the Francis J. Henry, Jr. Trust with his wife, Stephanie J. Henry.

Mr. Howell may be deemed to beneficially own an aggregate of 160,114 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 12,616 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock held by the Lloyd Howell, Jr. Trust, (iv) 4,510 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (v) 91,980 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Howell shares investment and voting power over the shares held by the Lloyd Howell, Jr. Trust with his wife, Patricia S. Howell.

Mr. Logue may be deemed to beneficially own an aggregate of 153,071 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 28,083 shares of Class A common stock held directly, and (iii) 110,970 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Mahaffee may be deemed to beneficially own an aggregate of 358,123 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 52,675 shares of Class A common stock held directly, (iii) 114,120 shares of Class A common stock held by the Joseph W. Mahaffee Revocable Trust, (iv) 39,340 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (v) 137,970 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Mahaffee is the sole trustee of the Joseph W. Mahaffee Revocable Trust and has sole investment power and voting power over the shares held by the trust.

Mr. Mayer may be deemed to beneficially own an aggregate of 331,527 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 136,209 shares of Class A common stock held directly, (iii) 61,330 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days, and (iv) 119,970 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. McConnell may be deemed to beneficially own an aggregate of 201,162 shares of Class A common stock, including (i) 17,842 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan and (ii) 183,320 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Osborne may be deemed to beneficially own an aggregate of 75,940 shares of Class A common stock, including (i) 5,900 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 33,050 shares of Class A common stock held directly, (iii) 36,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Peck may be deemed to beneficially own an aggregate of 103,273 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 9,540 shares of Class A common stock held by the Patrick F. Peck Trust, (iii) 33,725 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 45,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Peck shares investment and voting power over the shares held by the Patrick F. Peck Trust with his wife, Debra A. Peck.

Mr. Rozanski may be deemed to beneficially own an aggregate of 209,117 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 119,779 shares of Class A common stock held directly, (iii) 29,330 shares of Class A common stock issuable upon the conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (iv) 45,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Strickland may be deemed to beneficially own an aggregate of 521,040 shares of Class A common stock, including (i) 17,842 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 61,958 shares of Class A common stock held directly, (iii) 215,040 shares of Class A common stock held by the Samuel Strickland Revocable Trust, (iv) 106,230 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock that may be converted within 60 days and (v) 119,970 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Strickland is the sole trustee of the Samuel Strickland Revocable Trust and has sole investment power and voting power over the shares held by the trust.

Mr. Kadish may be deemed to beneficially own an aggregate of 53,800 shares of Class A common stock, including (i) 4,720 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 46,980 shares of Class A common stock held directly and (iii) 2,100 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Labovich may be deemed to beneficially own an aggregate of 107,870 shares of Class A common stock, including (i) 5,900 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 64,980 shares of Class A common stock held directly and (iii) 36,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

Mr. Wilhelm may be deemed to beneficially own an aggregate of 189,928 shares of Class A common stock, including (i) 14,018 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan (ii) 36,990 shares of Class A common stock held directly, (iii) 82,700 shares of Class A common stock held by the Richard J. Wilhelm Trust and (iv) 56,220 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Mr. Wilhelm shares investment and voting power over the shares held by the Richard J. Wilhelm Trust with his wife, K. Shelly Porges.

Ms. Dahut may be deemed to beneficially own an aggregate of 96,583 shares of Class A common stock, including (i) 4,720 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 56,903 shares of Class A common stock held directly, (iii) 6,970 shares of Class A common stock issuable upon conversion of an equal number of shares of Class C common stock held by the Karen M. Dahut Trust that may be converted within 60 days and (iv) 27,990 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days. Ms. Dahut shares investment power and voting power over the 6,970 shares held by the Karen M. Dahut Trust with her husband, William L. Dahut.

Ms. Thompson may be deemed to beneficially own an aggregate of 68,291 shares of Class A common stock, including (i) 1,321 shares of restricted Class A common stock granted under the Booz Allen Hamilton Holding Corporation Equity Incentive Plan, (ii) 10,000 shares of Class A common stock held directly and (iii) 56,970 shares of Class A common stock issuable upon the exercise of options that may be exercised within 60 days.

(c) On September 2, 2011, Mr. Rozanski exercised options to purchase 22,904.099 shares of Class A common stock at a per share exercise price of $0.01. Mr. Rozanski sold to the Issuer, and the Issuer purchased for cash, 5.099 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan.

On September 13, 2011, Mr. Henry exercised options to purchase 49,625.55 shares of Class A common stock at a per share exercise price of $0.01. Mr. Henry sold to the Issuer, and the Issuer purchased for cash, 4.55 of such shares, which represented the total number of fractional options exercised and was required by the terms of the Booz Allen Hamilton Holding Corporation Officers’ Rollover Stock Plan.

Explorer Coinvest LLC’s beneficial ownership over shares of Class A common stock decreased by 1,581,109 as a result of dispositions of shares over which Explorer Coinvest LLC previously held a voting proxy, as offset by an increase due to the exercise of options by persons over whose shares Explorer Coinvest LLC holds a voting proxy. See “Item 6—Irrevocable Proxy and Tag-Along Agreements,” as described in the original filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following to the end of the section thereof entitled “Stockholders Agreement”:

Following their appointment as executive officers, Mmes. Dahut and Thompson became subject to the obligations of executive officers under the Stockholders Agreement, including the voting provisions and requirements to sell shares, effective November 29, 2011 and November 30, 2011, respectively.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits in appropriate numerical order

Exhibit No.	Description

99.1.4	Joint Filing Agreement.

99.11	Powers of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXPLORER COINVEST, LLC

By: Carlyle Partners V US, L.P., as its Managing Member

By: TC Group V US, L.P., as its General Partner

By: TC Group V US, L.L.C., as its General Partner

By: TC Group Investment Holdings, L.P., as its Managing Member

By: TCG Holdings II, L.P., as its General Partner

By: DBD Investors V, L.L.C., as its General Partner

By: DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
Name: David M. Rubenstein Title: Managing Director

CARLYLE PARTNERS V US, L.P.

By: TC Group V US, L.P., as its General Partner

By: TC Group V US, L.L.C., as its General Partner

By: TC Group Investment Holdings, L.P., as its Managing Member

By: TCG Holdings II, L.P., as its General Partner

By: DBD Investors V, L.L.C., as its General Partner

By: DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
Name: David M. Rubenstein Title: Managing Director

TC GROUP V US, L.P.

By:	TC Group V US, L.L.C., as its General Partner

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
Name: David M. Rubenstein
Title: Managing Director

TC GROUP V US, L.L.C.

By:	TC Group Investment Holdings, L.P., as its Managing Member

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
Name: David M. Rubenstein
Title: Managing Director

TC GROUP INVESTMENT HOLDINGS, L.P.

By:	TCG Holdings II, L.P., as its General Partner

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
Name: David M. Rubenstein
Title: Managing Director

TCG HOLDINGS II, L.P.

By:	DBD Investors V, L.L.C., as its General Partner

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
Name: David M. Rubenstein
Title: Managing Director

DBD INVESTORS V, L.L.C.

By:	DBD Investors V Holdings, L.L.C., as its Managing Member

By:	*
Name: David M. Rubenstein
Title: Managing Director

DBD INVESTORS V HOLDINGS, L.L.C.

By:	*
Name: David M. Rubenstein
Title: Managing Director

**
Ralph W. Shrader

**
Francis J. Henry, Jr.

**
Lloyd Howell, Jr.

**
Joseph Logue

**
Joseph W. Mahaffee

**
John D. Mayer

**
John M. McConnell

**
Robert S. Osborne

**
Patrick F. Peck

**
Horacio D. Rozanski

**
Samuel R. Strickland

**
Ronald T. Kadish

**
Gary D. Labovich

**
Richard J. Wilhelm

**
Karen M. Dahut

**
Elizabeth M. Thompson

*	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ R. Rainey Hoffman
R. Rainey Hoffman
Attorney-in-Fact

**	The undersigned, by signing his name hereto, executes this Schedule pursuant to the Power of Attorney executed on behalf of the above-named entities and individuals and filed herewith.

By:	/s/ Terence Kaden
Terence Kaden
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
99.1.4	Joint Filing Agreement.

99.11	Powers of Attorney.